Public

AA 3/3

10027950

SECU[...] [...]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 X (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pursuit Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Ludlow Street, North Tower 4th Floor
(No. and Street)

Stamford,	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017-2703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
120

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony P. Schepis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pursuit Partners LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

PURSUIT PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

PURSUIT PARTNERS, LLC

DECEMBER 31, 2009

TABLE OF CONTENTS

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Pursuit Partners, LLC

We have audited the accompanying statement of financial condition of Pursuit Partners, LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pursuit Partners, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 23, 2010

PURSUIT PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 2,162,635
Clearing deposit	111,854
Interest receivable	81,383
Securities owned, at fair value	3,652,395
Property and equipment, net	213,033
Other assets	126,838
Total assets	$ 6,348,138

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$ 132,864
Deferred rent	66,151
Total liabilities	199,015
Members' equity	6,149,123
Total liabilities and members' equity	$ 6,348,138

See notes to statement of financial condition.

PURSUIT PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

1. Organization and Summary of Significant Accounting Policies

Organization

Pursuit Partners, LLC (the "Company") was established as a limited liability company in Delaware on February 7, 2001 and has its principal business office in Stamford, CT. The Company is an introducing securities broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company trades securities in fixed income markets, particularly asset backed securities. The investments are in the following industry sectors: residential mortgage, manufactured housing, business loans, franchise loans, home equity loans, aircraft, and collateralized debt obligations. The Company does not carry security accounts for customers or perform custodial functions; these services are performed by another broker dealer on a fully disclosed basis. The Company holds securities for its own account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of fair value of the securities, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid money market funds with maturities of three months or less, when purchased. The Company maintains its cash balances in various financial institutions, including the Company's custodian. The balances held in commercial banking institutions are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At December 31, 2009, the Company had cash of $1,912,634 in excess of the insured amount.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Principal transactions revenue includes realized and unrealized net gains and losses resulting from the Company's investments in securities for the Company's account. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis on the specific identification method.

1. Organization and Summary of Significant Accounting Policies (Continued)

Revenue Recognition (continued)

Interest is recorded on the accrual basis.

Valuation of Securities

In the normal course of business, the Company purchases and sells primarily asset backed securities, collateralized debt obligations, and corporate debt. Securitizations such as collateralized debt obligations, collateralized bond obligations and collateralized loan obligations are financial instruments collateralized by a pool of bonds, loans, and/or other assets.

The Company is subject to risks including market, credit, counterparty, concentration, liquidity and currency risks in connection with certain investments (see footnote 5 for further discussion).

The Company records its securities at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

1. Organization and Summary of Significant Accounting Policies (Continued)

Valuation of Securities (continued)

Investments are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. All of the securities held are classified within Level 3 of the fair value hierarchy.

The Company values securities at fair value using cash flow modeling and other techniques after considering the type of the investment or underlying investment, marketability (or absence thereof), and financial condition and operating results of the issuer. The modeling assumptions are derived based on analysis of underlying collateral characteristics and comparison to benchmarks, historical performance of the underlying collateral and comparison to similar collateral, and performance of indicators that are observable in the market.

The estimated fair value of financial instruments determined by the Company is based upon available information and is not necessarily indicative of an amount that the Company could realize in a current transaction. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions. In addition, the Company has determined that conditions in 2009 for the asset backed securities market impacted the extent of relevant data points that were available to estimate fair value of the securities.

Financial Instruments with Off-Balance-Sheet Risk and Other Risks

The investment characteristics of mortgage backed and asset backed securities differ from traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying residential or commercial mortgage loans or other assets generally may be prepaid at any time. Maturities on mortgage backed and asset backed securities represent stated maturity dates. Actual maturity dates may differ based on prepayment rates.

There can be no assurance that the Company's assessments of the likelihood of default and losses on specific transactions will be accurate or that the predictive strengths of the Company's models and practices will be accurate.

1. Organization and Summary of Significant Accounting Policies (Continued)

Financial Instruments with Off-Balance-Sheet Risk and Other Risks (continued)

The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates and the extent and timing of investor participation in the markets for both equity and interest-rate-sensitive securities. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair the Company's ability to carry out its business and could cause the Company to incur losses.

Depending on market conditions, reliable pricing information will not always be available from any source. Prices quoted by different sources are subject to material variation. Credit-sensitive investments are exposed to credit risk arising from possible defaults of the underlying loans and recovery rates on those liquidated loans. The default rates of loans backing these securities are dependent on a number of factors including the quality and characteristics of the loans, national and regional economic growth, real estate values, the level of interest rates, changes in the availability of mortgage financing and other factors. Recovery values on mortgage related securities following a default will be dependent largely on regional and national real estate values among other factors. Real estate values may also depend on other economic variables as well.

The rate of prepayments on the loans collateralizing an investment will generally have an effect on the amount of obligor defaults a tranche can incur before suffering losses of interest or principal. The Company believes it is impossible to accurately predict prepayment rates because prepayment rates are heavily influenced by equally unpredictable interest rates. Consequently, while the Company seeks to explore the potential effects of a wide range of possible prepayment rates for securities it purchases or sells, there can be no assurance that this analysis will exhaust the possible paths prepayments could take, or that the effects of any particular prepayment rate scenario will be evaluated correctly in respect of a specific investment. (See Note 5 for additional risk disclosure).

1. Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of financial condition.

The Company is treated as a partnership for income tax purposes; therefore, no provision for federal, state and local income taxes has been made in the accompanying statement of financial condition. The Company is not taxed on its income; instead, the individual members are responsible for their proportionate share of the Company's taxable income.

The tax years 2006 through 2009 remain open to examination by the major tax jurisdictions to which the Company is subject.

2. Related Party Transactions

The members of the Company are the principals of Pursuit Investment Management, LLC, an investment advisor (the "Investment Manager"). The Investment Manager utilizes the research, financial models and other resources of the Company in selecting, purchasing and selling securities. The Company charges commissions for purchasing and selling securities. Accordingly, the members of the Company may benefit financially from these trades.

During the year ended December 31, 2009, the Company recognized commission income of $549,260 from trades executed on behalf of accounts managed by the Investment Manager. In addition, the Company purchased securities totaling $1,364,667 from accounts managed by the Investment Manager.

3. Fair Value of Securities

The following summarizes changes in fair value of the Company's Level 3 assets for the year ended December 31, 2009. The information reflects gains and losses for the full year for assets categorized as Level 3 as of December 31, 2009.

	Level 3 Securities
Balance – beginning of year	$ -
Purchases/sales	322,372
Total realized and unrealized gains	3,330,023
Balance – end of year	$ 3,652,395
Change in unrealized gains relating to securities held at December 31, 2009	$ 1,824,610

All securities held by the Company are classified as Level 3 securities within the fair value hierarchy at December 31, 2009.

4. Property and Equipment

Property and equipment are stated at acquisition cost and depreciated using the straight line method over the estimated useful lives of the assets, as shown below.

Asset	Useful Life	December 31, 2009
Computer equipment	3 years	$ 244,864
Furniture	3 years	174,614
Other office equipment	3 years	108,112
Leasehold improvements	Term of lease	477,479
Less: accumulated depreciation and amortization		(792,036)
		$ 213,033

Fully depreciated assets are carried on the books until the date of disposal. Costs for normal repairs and maintenance are expensed to operations as incurred, while major refurbishments are capitalized.

5. Commitments and Contingencies

Lease Commitment

The Company leases its facilities under non-cancelable operating leases. The facility leases provide that the Company pay its pro rata share of the operating expenses. The lease term expires in January 2012. The facility lease can be extended for one additional five-year period under certain conditions, as defined in the agreement. The security deposit held by the landlord is $70,563 as of December 31, 2009. The lease provides for free-rent periods and/or leasehold improvement allowances which have been straight-lined over the lease term. The difference between the straight-lined rent expense and the actual rental payments due are recorded in a deferred liability at December 31, 2009.

The future annual rental commitment for the facility lease and an equipment operating lease is as follows:

Year	Rental Commitment
2010	$172,829
2011	$158,561
2012	$13,057

Clearing Deposit

The Company's clearing agreement requires that the Company maintain a minimum of $100,000 in cash or marketable securities in a proprietary account at the clearing organization. The balance on deposit at December 31, 2009 was $111,854.

Credit Risk

Credit risk arises from the potential that the counterparty to a transaction or an issuer of securities fails to perform under its contractual obligation, which could result in the Company incurring a loss. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In addition, credit risk arises from investment activities in debt securities, including debt securities of financially stressed and distressed issuers. The Company's credit risk at any point in time is limited to amounts recorded as securities in the statement of financial condition.

5. Commitments and Contingencies (Continued)

Counterparty Risk

Many of the markets in which the Company effects its transactions are "over-the-counter" or "interdealer" markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange based" markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem, thus causing the Company to suffer a loss. In addition, in the case of a default, the Company could become subject to adverse market movements while replacement transactions are executed. Such counterparty risk is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties. The Company is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the fair value of a particular financial instrument or in general market conditions. Financial markets are increasingly volatile and therefore, investment expectation may fail to be realized. During 2009 many fixed income markets, including the markets the Company invests in, experienced extreme stress and dislocation believed to be the result of excessive leverage and deterioration of credit quality. Accordingly, investments owned carry a high degree of risk and probability of default. Continued stress and dislocation may have a negative impact on short-term liquidity and market pricing of these assets thereby having the potential to adversely impact the short-term and long-term liquidity and returns of the Company.

Liquidity Risk

Liquidity risk is financial risk due to uncertain liquidity, the potential that investments cannot be readily convertible into cash when required. An entity might lose liquidity if its credit rating falls, it experiences sudden unexpected cash outflows, or some other event causes counterparties to avoid trading with or lending to the entity. An entity is also exposed to liquidity risk if the markets on which it depends are subject to loss of liquidity.

6. Members' Equity

As of December 31, 2009, the founding members of the Company are fully vested in all the membership interests issued and outstanding. The membership interests have voting rights proportional to their membership and ownership interests.

7. Recent Accounting Pronouncements

In May 2009, the Financial Accounting Standards Board ("FASB") issued new guidance on subsequent events. The new guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date; that is, whether the date represents the actual date the financial statements were issued or were available to be issued. The implementation of this standard did not have a material impact on the Company's statement of financial condition.

In June 2009, the FASB issued the Accounting Standards Codification ("Codification"). The Codification is the source and organization of GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of this standard did not have a material impact on the Company's financial position.

8. Net Capital Requirements

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that the equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was $5,217,171, which was $5,117,171 in excess of its minimum requirement of $100,000.

9. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3, as no customer accounts are held, and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

10. Subsequent Event

The Company has evaluated events through February 23, 2010, the date that these financial statements were available to be issued.